This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The tender offer is made solely by the Offer to Purchase, dated June 30, 2005, and the related Letter of Transmittal, and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
by
PERFORMANCE FOOD GROUP COMPANY
of
Up to 10,000,000 Shares of its Common Stock
(Including the Associated Rights to Purchase Preferred Stock)

At a Purchase Price of Not Greater Than $31.50 Nor Less Than $27.50 Per Share

     Performance Food Group Company, a Tennessee corporation (the “Company”), is offering to purchase for cash up to 10,000,000 shares of its common stock, par value $0.01 per share (including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of May 16, 1997, and amended as of June 30, 1999 and November 22, 2000, between the Company and American Stock Transfer & Trust Company, as subsequent Rights Agent, the “shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 2005, and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “tender offer”). The Company is inviting its shareholders to tender their shares at prices specified by the tendering shareholder that are not greater than $31.50 nor less than $27.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer.

     The tender offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to other conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON THURSDAY, AUGUST 11, 2005, UNLESS THE OFFER IS EXTENDED.

     The Board of Directors of the Company has approved the tender offer. However, neither the Company nor its Board of Directors nor the Dealer Manager or the Information Agent for the tender offer is making any recommendation to its shareholders as to whether to tender or refrain from tendering their shares, or as to the price or prices at which shareholders may choose to tender their shares. Shareholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they should tender their shares. In so doing, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the tender offer, and you should consult your own investment and tax advisors. The Company’s directors and executive officers have advised the Company that they do not intend to tender any shares in the tender offer.

     The Company will, upon the terms and subject to the conditions of the tender offer, determine the single per share price, not greater than $31.50 nor less than $27.50 per share, net to the seller in cash, without interest, that it will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares so tendered and the prices specified by the tendering shareholders. The Company will select the lowest purchase price (the “Purchase Price”) that will allow the Company to purchase 10,000,000 shares, or if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn, at prices at or below the Purchase Price. The Company reserves the right, in its sole discretion, to purchase more than 10,000,000 shares under the tender offer, subject to applicable law. The Company will purchase at the Purchase Price all shares properly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the “expiration date” (as defined below), upon the terms and subject to the conditions of the tender offer, including the “odd lot,” proration and conditional tender provisions. Under no circumstances will the Company pay interest on the Purchase Price for the shares, regardless of any delay in making payment. The Company will acquire all shares acquired in the tender offer at the Purchase Price regardless of whether the shareholder selected a lower price. The term “expiration date” means 5:00 p.m., New York City time, on Thursday, August 11, 2005, unless the Company, in its sole discretion, shall have extended the period of time during which the tender offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the tender offer, as so extended by the Company, shall expire. Special procedures and different deadlines apply to tenders by participants in the Performance Food Group Company Employee Savings and Stock Ownership Plan.

     For purposes of the tender offer, the Company will be deemed to have accepted for payment, and therefore purchased, shares properly tendered and not properly withdrawn at or below the Purchase Price, subject to the odd lot, proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to American Stock Transfer & Trust Company, the Depositary for the tender offer, of its acceptance for payment of shares under the tender offer. The Company will make payment for shares tendered and accepted for payment under the tender offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of the book-entry transfer of such shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, with any required signature guarantees, an “agent’s message” (as defined in the Offer to Purchase) in connection with a book-entry transfer or a specific acknowledgement in the case of a tender through the Automated Tender Offer Program of the book-entry transfer facility, and any other documents required by the Letter of Transmittal.

     Upon the terms and subject to the conditions of the tender offer, if more than 10,000,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) have been properly tendered and not properly withdrawn prior to the expiration date at prices at or below the Purchase Price, the Company will purchase properly tendered shares on the following basis:

•	first, from all holders of “odd lots” (holders of less than 100 shares) who properly tender all their shares at or below the Purchase Price and do not properly withdraw them before the expiration date (partial tenders will not qualify for this preference);

•	second, on a pro rata basis from all other shareholders who properly tender their shares at or below the Purchase Price and do not properly withdraw them before the expiration date, other than shareholders who tender conditionally and whose conditions are not satisfied; and

•	third, only if necessary to permit the Company to purchase 10,000,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law), from holders who have tendered shares at or below the Purchase Price, subject to the condition that the Company purchase a specified minimum number of the holder’s shares if the Company purchases any of the holder’s shares in the tender offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders that conditionally tender their shares must have tendered all of their shares.

     The Company will not purchase shares tendered at prices greater than the Purchase Price or shares that the Company does not accept for purchase because of proration provisions or conditional tenders. The Company will return all tendered shares that it has not purchased in the tender offer to the tendering shareholders at the Company’s expense promptly after the expiration date.

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of a tendering shareholder to withdraw such shareholder’s shares.

The tender offer is an element of the Company’s overall plan to return approximately $400 million to its shareholders. In June 2005, when the Company announced that it had completed the sale of the companies comprising its Fresh-cut segment, it indicated its intention to return part of the proceeds from the sale to holders of its common stock. The Company believes that investing in its own shares is an attractive use of capital and an efficient means to provide value to its shareholders. The tender offer represents an opportunity for the Company to return capital to shareholders who elect to tender their shares, while at the same time increasing non-tendering shareholders’ proportionate interest in the Company.

     Generally, a shareholder will be subject to U.S. federal income taxation when the shareholder receives cash from the Company in exchange for the shares that the shareholder tenders. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the United States federal income tax consequences of participating in the tender offer and to consult their tax advisors.

     Tenders of shares under the tender offer are irrevocable, except that such shares may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by the Company under the tender offer, may also be withdrawn at any time after 12:00 midnight, New York City time, on Thursday, August 25, 2005. For such withdrawal to be effective, the Depositary must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible guarantor institution” (as defined in the Offer to Purchase), unless such shares have been tendered for the account of an eligible guarantor institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures.

     The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding. None of the Company, American Stock Transfer & Trust Company, as the Depositary, Mellon Investor Services, as the Information Agent, Goldman, Sachs & Co., as the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

     The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     The Offer to Purchase and the related Letter of Transmittal contain important information that you should read carefully before you make any decision with respect to the tender offer. We are mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of shares whose names appear on the Company’s shareholder list and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

     Please direct any questions or requests for assistance to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. The Information Agent will promptly furnish to shareholders additional copies of these materials at the Company’s expense.

Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, please contact the Depositary.

The Information Agent for the Tender Offer is:

Mellon Investor Services LLC

85 Challenger Road
Ridgefield Park, NJ 07660
Shareholders Outside the U.S. Please Call Collect (201) 373-5156
All Others Please Call Toll Free: (877) 698-6865

The Dealer Manager for the Tender Offer is:

Goldman, Sachs & Co.

85 Broad Street
New York, New York 10004
Attn: Equity Capital Markets
Call: (212) 902-1000
Call toll-free: (800) 323-5678

June 30, 2005